Exhibit 99.3

Proposals — The Board of Directors A recommend a vote FOR Proposal 1. 047RJA 1. to resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2024 be approved and ratified. For Against Abstain Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. 2025 Annual Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q 1 U P X You may vote online or by phone instead of mailing this card. Online Go to www.investorvote.com/ZENV or scan the QR code — login details are located in the shaded bar below. Your vote matters – here’s how to vote! Votes submitted electronically must be received by 11:59 p.m. Eastern time, on December 17, 2025 Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/ZENV Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/ZENV Notice of 2025 Annual Meeting of Stockholders Proxy Solicited by Board of Directors for Annual Meeting — December 19, 2025 Cassio Bobsin, Piero Lara Rosatelli, or any of them, or failing them, the chairman of the Annual Meeting of Shareholders of Zenvia Inc., each with the power of substitution and to act individually, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Zenvia Inc. to be held on December 19, 2025 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR item 1. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) ZENVIA INC. C Non-Voting Items q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting. Change of Address — Please print new address below. Comments — Please print your comments below. Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: www.edocumentview.com/ZENV 2025 Annual Meeting Admission Ticket 2025 Annual Meeting of Zenvia Inc. Shareholders December 19, 2025, 10:00am BRT Avenida Paulista, 2300, 18th Floor, Suite 182 São Paulo, SP, 01310-300, Brazil Upon arrival, please present this admission ticket and photo identification at the registration desk.